FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Staley, Warren R.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Cargill, Inc. 15615 McGinty Road West	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/01/02
(Street) Wayzata, MN 55391-2398		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Employee Director Stock Option (Right to Buy)	$18.95	10/01/02		A		1,250		(1)	10/01/02	Common Stock	1,250	(2)	1,250	D
Non-Employee Director Stock Option (Right to Buy)	$23.18								7/01/12	Common Stock	1,375		1,375	D
Non-Employee Director Stock Option (Right to Buy)	$22.16								4/01/12	Common Stock	1,250		1,250	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	10,300		10,300	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	8,600		8,600	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	1,500		1,500	D
Non-Employee Director Stock Option (Right to Buy)	$22.02								10/01/11	Common Stock	750		750	D
Non-Employee Director Stock Option (Right to Buy)	$23.31								7/02/11	Common Stock	1,125		1,125	D
Non-Employee Director Stock Option (Right to Buy)	$22.60								3/12/11	Common Stock	8,300		8,300	D
Non-Employee Director Stock Option (Right to Buy)	$23.34								2/27/11	Common Stock	15,000		15,000	D
Non-Employee Director Stock Option (Right to Buy)	$16.85								4/19/10	Common Stock	6,451		6,451	D
Non-Employee Director Stock Option (Right to Buy)	$29.35								4/20/09	Common Stock	6,451		6,451	D
Non-Employee Director Stock Option (Right to Buy)	$25.69								1/20/09	Common Stock	9,487		9,487	D

Explanation of Responses:

(1) The option vests in four equal annual installments beginning on October 1, 2003.
(2) Stock Option acquired from Issuer in lieu of $5,500 of cash compensation for third quarter 2002 director fees under the 2001 Executive Stock Incentive Plan.

By: /s/ By Lee R. Mitau For Warren R. Staley **Signature of Reporting Person	10/02/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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